UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BANCO SANTANDER MÉXICO, S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO

(Name of Subject Company (Issuer))

BANCO SANTANDER, S.A.

(Name of Filing Person (Offeror))

Series B Shares, par value Ps.3.780782962
American Depositary Shares (each of which represents five Series B Shares)
(Title of Class of Securities)

MX41BS060005 (Series B Shares)
(ISIN of Class of Securities)

05969B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, New York 10022
Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel
Telephone: (212) 350-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to: Nicholas A. Kronfeld Daniel Brass Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form of Registration No.	Not applicable.	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communications filed under cover of this Schedule TO (this “Schedule TO”) are being filed by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (“Santander Spain”) in connection with a proposed all cash offer (the “Tender Offer”) by Santander Spain to acquire all of the outstanding (x) Series B shares (which we refer to as “Santander Mexico shares”) and (y) American Depositary Shares (each of which represents five Santander Mexico shares) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (which we refer to as “Santander Mexico”) ((x) and (y) together, “Santander Mexico Securities”), in each case other than any Santander Mexico Securities owned directly or indirectly by Santander Spain.

The Tender Offer has not yet commenced, and this Schedule TO is neither an offer to purchase nor a solicitation of an offer to sell any common stock (including any American Depositary Share representing any common stock) or other securities. If and at the time the Tender Offer is commenced, Santander Spain (and/or one or more of its affiliates, as applicable) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the Tender Offer, and Santander Mexico will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. Santander Spain intends to mail these documents to Santander Mexico shareholders. Santander Spain will also file before the Comisión Nacional Bancaria y de Valores (“CNBV”) an informative brochure in connection with the transaction and the prospective offer as required under applicable law.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by Santander Spain and Santander Mexico, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the Tender Offer.

THE TENDER OFFER WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY COUNTRY OR JURISDICTION IN WHICH SUCH OFFER WOULD BE CONSIDERED UNLAWFUL OR OTHERWISE VIOLATE ANY APPLICABLE LAWS OR REGULATIONS, OR WHICH WOULD REQUIRE SANTANDER SPAIN OR ANY OF ITS AFFILIATES TO CHANGE OR AMEND THE TERMS OR CONDITIONS OF SUCH OFFER IN ANY MANNER, TO MAKE ANY ADDITIONAL FILING WITH ANY GOVERNMENTAL OR REGULATORY AUTHORITY OR TAKE ANY ADDITIONAL ACTION IN RELATION TO SUCH OFFER.

IN ADDITION, THE TENDER OFFER DOCUMENTS, THIS SCHEDULE TO AND RELATED MATERIALS AND ACCEPTANCE FORMS WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW.

Item 12.	Exhibits

Exhibit Number	Description

99.1	Material Fact dated May 24, 2021